                                  STANTEC INC.

                    _______________________________________

                            ANNUAL INFORMATION FORM

                    _______________________________________

                                 MARCH 30, 2004

                             ANNUAL INFORMATION FORM

                                 MARCH 30, 2004

TABLE OF CONTENTS

STANTEC INC. - ANNUAL INFORMATION FORM                                    3
CORPORATE STRUCTURE                                                       3
Name, Address and Incorporation                                           3
Intercorporate Relationships                                              3
GENERAL DEVELOPMENT OF THE BUSINESS                                       5
Three-Year History                                                        5
Recent Developments                                                       6
Current Trends                                                            6
NARRATIVE DESCRIPTION OF THE BUSINESS                                     6
   Business Units                                                         6
   Consulting Services Business Unit                                      7
   Acquisitions                                                           9
   Clients                                                               11
   Research and Development                                              11
   Intellectual Property                                                 11
   Human Resources                                                       12
   Competition                                                           12
   Liability and Insurance                                               12
   Social or Environmental Policies                                      13
   Foreign Operations                                                    13
SELECTED CONSOLIDATED FINANCIAL INFORMATION*                             14
   Factors affecting the comparability of the above data                 14
   Dividend Policy                                                       15
MANAGEMENT'S DISCUSSION AND ANALYSIS                                     16
RISK FACTORS                                                             16
DESCRIPTION OF CAPITAL STRUCTURE                                         16
Preferred Shares                                                         16
Common Shares                                                            17
MARKET FOR SECURITIES                                                    17
DIRECTORS AND OFFICERS                                                   17
LEGAL PROCEEDINGS                                                        19
TRANSFER AGENT                                                           19
ADDITIONAL INFORMATION                                                   19

STANTEC INC. - ANNUAL INFORMATION FORM

                  MARCH 30, 2004

Certain statements made in this annual information form are of a forward-looking nature and are subject to important risks and uncertainties. The results indicated in these statements may differ materially from actual results for a number of reasons, including without limitation, general industry, market and economic conditions, world events, workforce retention, interest rates, changes in laws, adverse regulatory developments or proceedings and future litigation. The forward-looking statements contained in this annual information form represent Stantec Inc.'s (the "Company") expectations as of March 30, 2004, and are subject to change after such date. However, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CORPORATE STRUCTURE

NAME, ADDRESS AND INCORPORATION

Stantec Inc. was incorporated under the Canada Business Corporations Act on March 23, 1984 as 131277 Canada Ltd. The articles of the Company were amended on several occasions, namely to change the name of the Company, amend share attributes, create new classes of shares, reorganize its outstanding share capital and split its common shares (the "Common Shares") on a two-for-one basis, and change the minimum and maximum number of directors. On August 15, 1984 the name of the Company was changed to Stanley Engineering Group Inc. and on October 18, 1989 the name of the Company was changed to Stanley Technology Group Inc. On March 30, 1994 Stanley Technology Group Inc. amalgamated with 3013901 Canada Limited to continue as Stanley Technology Group Inc. On October 28, 1998, the name of the Company was changed to Stantec Inc.

The head and principal office of the Company and its registered and records office are located at 10160 - 112 Street, Edmonton, Alberta, T5K 2L6.

Reference in this Annual Information Form to "Stantec" includes, as the context may require, the Company and all or some of the companies in which it has an interest collectively, or the Company or one or more of such companies.

INTERCORPORATE RELATIONSHIPS

The following chart lists, as at December 31, 2003, the intercorporate relationships among the Company and the Company's subsidiaries, the jurisdiction of incorporation of the companies, and the percentage of voting and non-voting shares held by Stantec:

                                  STANTEC INC.

                                                             PERCENTAGE
   SUBSIDIARY/                                PERCENTAGE      OF NON-
    AFFILIATE/                                OF VOTING       VOTING        JURISDICTION OF
   ASSOCIATE1                                   SHARES         SHARES       INCORPORATION
   ----------                                   ------         ------       -------------
659243 B.C. Ltd.                                 100            n/a         British Columbia
3038712 Nova Scotia Company                      100            n/a         Nova Scotia

                                                                PERCENTAGE
   SUBSIDIARY/                                    PERCENTAGE      OF NON-
    AFFILIATE/                                     OF VOTING       VOTING      JURISDICTION OF
   ASSOCIATE1                                      SHARES         SHARES       INCORPORATION
   ----------                                      ------         ------       -------------
3053837 Nova Scotia Company                          100            n/a        Nova Scotia
Architectura Inc.                                      0(3&4)       100        Alberta
APAI Architecture Inc.                               003            n/a        British Columbia
Canrede Inc.                                          25            n/a        Ontario
J. Muller International o Stanley Joint
Venture Inc.                                          30            n/a        New Brunswick
GKO Power Engineering Ltd.                           100            n/a        Alberta
International Insurance Group Inc.                   100(2)         n/a        Barbados
Lockerbie Stanley Inc.                                50            n/a        Alberta
Pentacore ADA Consulting, LLC                        100            n/a        Nevada
Planning & Stantec Limited                            51            n/a        Trinidad & Tobago
RPA Projects Limited                                 100            n/a        British Columbia
SEA, Incorporated                                    100            100        Nevada
SSBV Consultants Inc.                                 33(1/3)       n/a        British Columbia
Spink Corporation, The                               100            100        California
Stantec Architecture Inc.                              0(4)         n/a        North Carolina
Stantec Architecture Ltd.                              0(4)         100        Federal
Stantec Consulting Caribbean Ltd.                    100            n/a        Barbados
Stantec Consulting Inc.                              100            100        Arizona
Stantec Consulting International Ltd.                100            100        Federal
Stantec Consulting Ltd.                              100            n/a        Federal
Stantec Consulting Services Inc.                     100            n/a        North Carolina
Stantec Facilities Ltd.                              100            n/a        Alberta
Stantec Geomatics Ltd.                                50(4)         100        Alberta
Stantec Global Technologies Ltd.                     100            n/a        Federal
Stantec Holdings (Delaware) Inc.                     100            100        Delaware
Stantec Holdings (Delaware) II Inc.                  100            100        Delaware

                                                                PERCENTAGE
   SUBSIDIARY/                                    PERCENTAGE      OF NON-
    AFFILIATE/                                     OF VOTING      VOTING        JURISDICTION OF
   ASSOCIATE1                                      SHARES         SHARES       INCORPORATION
   ----------                                      ------         ------       -------------
Stantec Holdings Ltd.                               100            100             Alberta
Stantec International Enterprises
Limited                                             100            100             Bahamas
Stantec International Limited                       100            n/a             Barbados
Stantec Technology International Inc.               100            100             Delaware
Teshmont Consultants Inc.                            50            n/a             Federal
Webster & Simmonds Surveying Ltd.                   100            n/a             Ontario

---------------------

1 Stantec completed the following divestitures during 2003: Beak International Incorporated - dissolved on February 7, 2003 GeoViro Engineering Ltd. - dissolved on March 3, 2003 KAR Enterprises Limited - dissolved on March 3, 2003 M.R.S.F.M. Holdings Ltd. - dissolved on January 28, 2003 RPA Consultants Limited - dissolved on April 2, 2003 RPA Group Limited, The - dissolved on April 2, 2003 RPA International Inc. - dissolved on April 2, 2003 Taurean Holdings Inc. - dissolved on March 3, 2003

2     Incorporated on September 3, 2003.

3 Acquired as part of the acquisition of APAI Architecture Inc. See the General Development of Business section below and the acquisition section of the Narrative Description of Business on page 6).

4 Stantec has entered into an agreement with respect to 100% of the voting shares of this corporation which allows it to direct control over any disposition of the voting shares of this corporation.

GENERAL DEVELOPMENT OF THE BUSINESS

THREE-YEAR HISTORY

Since its initial public offering in 1994, the Company has acquired a number of firms in Canada and the United States. The acquisitions completed in 2003 are as set out below:

January 2003        APAI Architecture Inc.
May 2003            Ecological Services Group Inc.
October 2003        Optimum Energy Management Inc. (asset purchase)
November 2003       Inner Dimension Design Associates Inc. (asset purchase)

At the beginning of 2001, the Company's Consulting Services business unit consisted of five regional business units -- Canada Central, Canada West, the US Southwest, the US Southeast, and International -- and two operational business units identified as the Design Build & Affiliates and the Technology & Information Technology business units. In 2001, the US Southwest business unit was redesignated as the US Southwest & West business unit. The Company completed 6 acquisitions in 2001.

In 2002 the Company completed an offering of 600,000 common shares in March. The Company subdivided its shares on a two for one basis effective May 15, 2002. The Company completed 10 acquisitions in 2002.

During 2003, the Company undertook a realignment of its organization structure to accommodate increasing growth, including a redefinition of its regions and market segments (see "Business Units" under "Narrative Description of Business" below).

RECENT DEVELOPMENTS

On January 16, 2004 the Company announced that it has signed a letter of intent to acquire Rochester NY-based Sear-Brown Group, Inc., a professional services firm with offices in the US and Puerto Rico. The transaction is subject to satisfactory due diligence, regulatory approval, and Sear-Brown shareholder approval and represents the largest acquisition to date for the Company and opens a new operating region in the Northeast US. The acquisition is expected to close at the beginning of April 2004. Sear-Brown has eight New York State offices in Rochester, Albany, Binghamton, Buffalo, Melville, Rouses Point, and Syracuse; Colorado offices in Golden and Fort Collins; and offices in Cleveland, Ohio; State College, Pennsylvania; and Guaynabo, Puerto Rico. Sear-Brown specializes in core markets that include Advanced Manufacturing, Biopharmaceuticals Facilities, Educational Facilities, Healthcare Facilities, Municipal Facilities, Retail/Commercial Development, Transportation, Land Development, and Water and Environment.

CURRENT TRENDS

The professional consulting service industry within which the Company competes, including the engineering, architecture and environmental sciences consulting industry, are highly fragmented. The Company believes that industry trends continue to create acquisition opportunities. It is management's goal to continue to increase the size and profitability of the Company, in part through the acquisition of established firms that offer professional consulting services in Canada, the United States, and internationally. Currently, the Company's principal acquisition focus is in selected regions in the United States and Canada.

NARRATIVE DESCRIPTION OF THE BUSINESS

The Company provides consulting services to infrastructure and facilities projects through professional services in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, environmental sciences and project economics.

Through both integrated and discipline-specific consulting and project delivery, the Company works with clients in the public and private sectors principally in North America. The Company's hub and spoke organizational structure gives it both the strength and diversity of a large organization and a strong regional presence to deliver its services locally. Within the Consulting Services business unit, total infrastructure solutions are targeted to five market segments -- Buildings, Environment, Industrial, Transportation, and Urban Land.

BUSINESS UNITS

In 2001, the Company designated Consulting Services as its major emphasis in five geographic regions: Canada West, Canada Central, the US Southwest, the US Southeast and International. To complement this organization, responsibility for affiliated companies, design build, and technology, which accounted for less than 5% of the Company's revenue generating operations, was shifted to the regions or to the Corporate Resources & Technology group. To balance this geographic structure, the Company identified and provided services in the five market segments noted above - Buildings, Environment, Industrial, Transportation and Urban Land.

In 2003, the Company redefined its organizational units to better reflect its regional focus and practice area specialization. The regions are defined as emerging, developing, or mature consulting services areas in specific geographic regions generally with less than 500 staff. At present, the existing regions in Canada are fairly mature and include British Columbia, Alberta South, Alberta North, Saskatchewan/Manitoba, Ontario Southwest, Ontario Greater Toronto Area
(GTA), and Ontario East. The US regions are developing or emerging and therefore continue to be aggregated as the US Southwest & West and the US Southeast.

In addition, the Company's organization structure was expanded to include 16 distinct specialist practice areas grouped into five market segments. The practice areas include Architecture & Interior Design, Buildings Engineering, Facilities Planning & Operations, Planning & Landscape Architecture, Urban Land Engineering, Surveys/Geomatics, Quality Control/Assurance, Environmental Infrastructure, Environmental Management, Transportation infrastructure, Transportation Planning & Traffic Engineering, Infrastructure Management & Pavement Engineering, Manufacturing/Industrial, Power, Resources & Chemicals, Program & Project Management, and Strategic Management.

The Company's organizational and management structure is set up in a matrix with both regional and practice area responsibilities for the leadership team.

The following chart illustrates the breakdown of gross revenue for 2003 and 2002:

                                               2003              2002
        UNITS                            ($000)        %     ($000)     %
        -----                            -----         -      ----      -
Consulting Services                     455,466        99%   423,884    99%
Other                                     4,476         1%     4,572     1%

CONSULTING SERVICES BUSINESS UNIT

Services are provided in five provinces in Canada, 11 states in the US, and selected international markets. Many of the Company's international projects have been in the water supply, wastewater treatment, environmental protection, transportation, and health care sectors, particularly in countries with developing economies. The Company has obtained contracts in many parts of the world, including China, Asia, Korea, the Caribbean, Africa, Australia, the Middle East, and Europe.

Although the Company's capabilities allow it to undertake infrastructure and facilities projects of any size, a majority of projects have total capital costs of less than $100 million. Joint ventures, associations, or subcontract arrangements are often established to deal with larger projects.

As mentioned above, the Company's core capabilities in the Consulting Services area are provided through 16 practice areas most of which can generally be grouped into five broad market segments; Buildings, Environment, Industrial, Transportation and Urban Land. Some practice areas such as project and program management and strategic management services are offered in all five market segments.

     Buildings

                                                                            Page

In the Buildings market segment, the Company provides comprehensive solutions for commercial, industrial, and institutional facilities. Typical projects include hospitals, educational and recreational facilities, research and technology facilities, and office buildings and commercial centers. Services are delivered through three practice areas -- Architecture & Interior Design, Buildings Engineering, and Facilities Planning & Operations -- and include project/program management, facilities management, strategic planning, architectural design, interior design, and structural, mechanical, and electrical engineering. Services are provided both in connection with new construction and for existing buildings and facilities. With respect to existing buildings and facilities, the Company provides specialized expertise in building operating systems, performance engineering, and other services designed to maximize the efficiency of a building's existing systems and improve its operations, including building envelope analysis and evaluation of air quality, lighting, and energy efficiency. The demand for these specialized types of services tends to be counter-cyclical and improves the Company's ability to remain profitable during periods of economic downturn and reduced capital spending.

Typical building services clients include institutional and commercial building owners, corporate multinational firms, and government agencies that build, administer, and operate public buildings, as well as independent authorities or agencies, such as airport authorities, transportation commissions, and transit systems.

     Environment

The Environment market segment focuses on the application of knowledge and technology for the development and management of sustainable solutions for air, water, and soil. Services are focused in two practice areas: Environmental Infrastructure and Environmental Management. Core services include water supply, distribution, pumping, storage, and treatment; wastewater collection, pumping, management, and treatment; surface water and storm infrastructure for water conveyance, irrigation, and flood control; hazardous waste infrastructure for hazardous waste characterization, collection, transport, and disposal; site assessment, remediation, and permit/approvals; groundwater resource assessment and protection; and ecological, heritage, and monitoring services. In addition, the Company has specialized expertise in advanced process engineering for water and wastewater solutions using biological nutrient removal (BNR), constant-level sequencing batch reactor (CSBR), and other processes. Stantec's Environment services are provided by multidisciplinary teams of qualified and experienced engineers, scientists, process specialists, occupational hygienists, and specialists in environmental regulation and policy. Typical applications of the BNR process have been recommended by the Company in the following cities: Logan City, Australia; Fredericksvaerk, Denmark; Penticton, British Columbia; Kalispell, Montana; Elmira, Ontario; and New York, New York.

     Industrial

The Industrial market segment's two main practice areas are Manufacturing Industrial and Power, Resources & Chemicals. The principal services provided to the Industrial segment (including the automotive, chemical, consumer products, forestry, food and beverage, pharmaceutical, power generation, pulp and paper, utilities, mining, and general manufacturing sectors) include planning, engineering, construction, and project management. Specialty services include occupational health and safety (industrial hygiene and prestart operator safety reviews), system integration, instrumentation and control, electrical energy and power management, facility planning and design, industrial engineering, logistics, material handling, and ventilation systems for ferrous/nonferrous industries commissioning and services. Projects undertaken by the Company range from the design of pilot versions of new processes to the design, process verification, equipment and materials procurement, and construction management of entire industrial plants.

     Transportation

In the Transportation market segment, the Company offers coordinated solutions for the safe and efficient movement of people, vehicles, aircraft, and goods. Core services include project management, planning, and engineering, which are provided through two practice areas: Transportation Planning & Traffic Engineering and Transportation Infrastructure. Typical projects include transportation master plans for communities and airports; transportation investment studies; design of new and upgraded airport facilities, such as terminals, runways, and taxiways; design of transit facilities, such as bus and light rail transit systems; as well as design of new and upgraded bridges, urban roadways, freeways, interchanges, rural highways, and rail systems. Service specialties include simulation modeling capabilities, a comprehensive understanding of transportation demand and supply management principles, extensive use of a range of life cycle cost and multivariate analysis techniques, and public consultation and environmental assessment skills in developing practical, cost-effective, long-term infrastructure facility plans with broad public support.

A key feature of Stantec's Transportation services is our expertise in integrated infrastructure/asset management systems and decision-support tools. The Infrastructure Management & Pavement Engineering practice area includes transportation and bridge engineers, roadway and bridge inspection specialists, infrastructure management specialists, geographic information system (GIS) specialists, and software developers. This team designs, develops, and implements integrated infrastructure/asset management systems and work management applications for pavement, bridges, right-of-way features, water, wastewater, storm water, utilities, and other assets. These systems allow governments to prioritize and to optimize the use of limited funds through efficient and cost-effective planning for public works maintenance, rehabilitation, and capital projects.

The Infrastructure Management & Pavement Engineering group undertakes systematic data collection, current condition assessments, and development of rehabilitation and improvement alternatives; development of planning and growth scenarios integrated with ongoing land use, financial, and transportation plans; development of tools for analysis purposes; and development and installation of computerized management and information systems. To complement these services, the Company has also developed and implemented specialized data collection and systems technologies.

Transportation services are provided principally to public sector agencies, transportation authorities, and commercial and institutional clients.

     Urban Land

The principal services provided to the Urban Land market segment include planning, engineering, surveying, project management, and landscape architecture services for the land development and real estate industries and selected government agencies. Services are delivered through four practice areas:
Planning & Landscape Architecture, Urban Land Engineering, Surveys/Geomatics, and Quality Control/Assurance. Urban land clients are assisted through the entire land development process from the initial master plan to construction of the infrastructure. Services include or relate to conceptual plans, zoning approval of design infrastructure, transportation planning, traffic engineering, landscape architecture, urban planning, design construction review, and surveying.

ACQUISITIONS

The following list summarizes acquisitions made by the Company during its three most recently completed financial years:

YEAR BUSINESS ACQUIRED

                               NATURE OF BUSINESS

YEAR        BUSINESS ACQUIRED                     NATURE OF BUSINESS
----        -----------------                     ------------------
2003   Ecological Services Group Inc.           Provides environmental management services in
                                                Ontario

2003   APAI Architecture Inc.                   Provides architectural design services in British Columbia

2003   Optimum Energy Management                Provides engineering management consulting services
       Inc. (asset purchase)                    in Alberta

2003   Inner Dimension Design                   Provides interior design services in Saskatchewan
       Associates Inc. (asset purchase)

2002   McCartan Consulting Ltd.                 Provides mechanical engineering services in Saskatchewan

2002   Webster & Simmonds Surveying             Provides surveying services in Ontario
       Ltd.

2002   Cosburn Patterson Mather Limited         Provides engineering and planning services
                                                specializing in the land development and real estate
                                                industry in Ontario

2002   GKO Engineering                          Provides consulting services specializing in energy,
                                                resources, chemicals and pharmaceuticals in Alberta

2002   M.R.S.F.M. Holdings                      Provides civil and structural engineering consulting
                                                services in British Columbia

2002   GeoViro Engineering Ltd.                 Provides environmental consulting services in British Columbia

2002   Site Consultants, Inc.                   Provides civil and environmental engineering, land use
                                                planning and surveying services in North Carolina

2002   English Harper Reta Architects           Provides architectural design services in Arizona

2002   The RPA Group Limited                    Provides project management services in Ontario,
                                                Alberta and British Columbia

2002   Beak International Incorporated          Provides specialist environmental consulting services in Ontario

2001   Taggart Engineering Associates,          Provides civil engineering services with expertise in
       Inc.                                     hydrology, hydraulics, floodplain analysis and
                                                sediment transport in Colorado

2001   Associated Consulting Engineers          Provides engineering consulting services in the
       Limited                                  Caribbean

2001   Pentacore                                Provides civil engineering, construction administration,
                                                land planning and land surveying services in Nevada

2001   ellard croft design group                Provides architectural and interior design services with
                                                expertise in the area of Health Care facilities in
                                                Western Canada

2001   The Spink Corporation                    Provides engineering, architectural, land planning and
                                                surveying services in California

2001   Tipton and Kalmbach, Inc.                Provides planning and engineering services in Colorado

During 2003, the Company completed fewer acquisitions than it did in the prior two years. The Company expects fluctuations in its level of acquisition activity from time to time based on the availability of suitable candidates on terms acceptable to the Company and the status of the integration of previously acquired firms.

The Company seeks to acquire firms generally with 100 or more employees and which have a top three reputation in their area of expertise and/or geographic location. The Company targets locations for acquisitions in which it currently has limited market presence and will consider smaller acquisitions in markets in which it has existing operations.

The Company's experience has shown that additional internal growth can occur when existing clients of newly acquired firms are offered the additional services of other operating units within the Company and the acquired firm's services are similarly cross-marketed to the clients of other operating units. Moderate cost savings are achieved through the sharing of administrative overhead, such as payroll services, the sharing of office facilities if possible and the provision of group insurance and centralized financing which can generally be provided at lower rates.

CLIENTS

The Company serves many clients in both the private and public sectors and seeks to establish ongoing relationships with clients that are likely to produce repeat business. The Company completes, on average, more than 3,000 projects per year for several hundred clients. The Company's client base is very diverse and the Company has provided services to multinationals such as Shell Oil, EnCana Corporation, Imperial Oil, Weyerhaeuser, Suncor, Celanese Canada, Polo Ralph Lauren, DaimlerChrysler, Toyota, CP Rail, Paradies Shops, Nuance Group, and Unison-Maximus; developers such as Carma, Qualico, Jager, Apex, Mattamy Homes and United; major companies such as U.S. Airways, Nortel Networks, Bank of Montreal, Syncrude, Irving Oil, TELUS, Bell Canada, Enbridge, ALPAC, Albchem, Oxford Properties, Ivanhoe Cambridge, Labatt, Molson, Clarica and Sun Life; many North American cities, states, and provinces and the Canadian and US federal governments; international projects funded by international financial institutions and agencies such as the World Bank, the United Nations, the Asian Development Bank, and the Inter-American Development Bank. The Company is not dependent on any one client or group of clients for its business. No single client represents more than 5% of total revenue.

The Company offers a range of pricing structures to its clients but primarily offers its services on the basis of either a fixed or variable fee contract with a ceiling or a time-and-material contract without a stated ceiling. The Company secures its assignments primarily on the basis of its expertise and contacts rather than a competitive bidding process.

RESEARCH AND DEVELOPMENT

The Company generally conducts research and development in the context of a client's specific project requirements. Most research and development is conducted in the areas of advanced computer software programs for infrastructure evaluation and management systems, municipal works inventory and management systems, work management systems, hydraulic modeling of water and wastewater systems, pavement evaluation and management systems, and wastewater treatment.

INTELLECTUAL PROPERTY

The Company relies primarily upon trade secret laws to protect its proprietary rights in its specialized technologies. There can be no assurance that the protection provided to its proprietary technology by the laws of foreign jurisdictions would be substantially similar to the remedies available to the Company under the laws of Canada and the United States.

HUMAN RESOURCES

As at December 31, 2003, the Company had approximately 3700 staff, including consultants, consisting of 1850 professionals, 1300 technologists and technicians, and 550 support personnel.

The Company can be characterized as a knowledge organization and it is therefore always seeking talented and skilled professionals in all of its disciplines. Dependent on the needs of the practice and regional areas, the supply of qualified candidates at times is limited. As a result, the Company has developed various recruitment strategies to address those needs.

COMPETITION

The Company is engaged in highly competitive markets and has numerous competitors for most of the services it offers. The number and identity of competitors varies widely with the type of service provided. Moreover, for small- to medium-sized projects, the Company competes with many engineering, architectural and other professional consulting firms. With larger projects, there are fewer but still many competitors, however some of these competitors have greater financial and other resources than those of the Company. While the Company competes with other large private and public companies in certain geographic locations, the Company's primary competitors are smaller privately held regional firms in the US and Canada.

The Company believes that its operating structure, its enterprise systems, and the breadth of its professional services differentiate it from other engineering, architecture and professional consulting firms. Furthermore, the focus of the Company on small to midsize projects distinguishes it from some larger competitors.

The Company believes that the principal competitive factors in the services it offers are reputation; experience; breadth and quality of services; technical proficiency; local offices; competitive total project fees; and service delivery. Given the expanding demand for many of the types of services provided by the Company, it is likely that additional competitors will emerge, although the Company believes that it will retain the ability to compete effectively with firms that provide similar services primarily because of its strengths and expertise engineering, architecture and related professional services.

LIABILITY AND INSURANCE

In the normal course of the Company's business, operations are subject to the risk of third-party claims, some of which may be substantial. Although the Company believes it has made adequate arrangements for insuring against these risks, there are no assurances that these arrangements will sufficiently cover any particular claim or series of claims in a policy year. In addition, the Company may become subject to liability that cannot be insured against or against which the Company may choose not to insure because of high premium costs or for other reasons, and there is no guarantee that adequate insurance in some areas can be obtained or maintained. The Company currently maintains insurance coverage for the Company's operations, including policies covering general liability, automobile liability, environmental liability, workers compensation and employers liability, directors' and officers' liability and professional liability. The maximum coverage under the Company's professional liability insurance is generally $25 million per claim and per annum. Project-specific insurance may be in force for larger projects from time to time. In addition, the Company invests resources in reducing the incidents and severity of claims through a Risk Management team dedicated to providing company-wide professional practice support.

SOCIAL OR ENVIRONMENTAL POLICIES

The Company has adopted an Environment, Health and Safety policy which provides that the Company will carry out the following:

      - Strive to identify, assess, and manage the environmental aspects and impacts associated with the services and products provided by the Company;

      - Strive to identify and manage the environmental, health and safety risks and hazards to which the Company's employees are exposed;

      - Help the Company's employees develop an awareness and understanding of the environment, health and safety issues relevant to their work;

      - Strive to comply with legislation, regulations, and appropriate industry standards;

      - Monitor and enhance the program through inspections, audits, reviews, investigations, corrective actions, and other processes; and

      - Encourage internal and external communication regarding environmental, health and safety issues.

The Company has included this policy in its Environment, Health and Safety manual. The manual sets out a detailed process for ensuring that all employees are familiar with the policy, and to ensure that environment, health and safety matters are reviewed regularly and by the appropriate individuals within the Company.

FOREIGN OPERATIONS

The Corporation conducts a portion of its business outside North America. This work involves political risks, contracts with foreign clients, and working under foreign legal systems.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                  STANTEC INC.
                      SELECTED ANNUAL FINANCIAL INFORMATION
             (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE INFORMATION)

                                            2003     2002         2001
                                          -------  ----------  ----------
                                                   (restated)  (restated)
Gross revenue                             459,942     428,456     356,942
Net income                                 25,070      20,192      15,370
Earnings per Common Share                    1.37        1.12        0.92
Earnings per Common Share (diluted)          1.31        1.07        0.88
Cash dividends declared per Common Share      nil         nil         nil

Total assets                              326,575     299,001     217,493
Total long-term debt                       44,575      62,256      24,847

* On May 2, 2002, the shareholders approved a subdivision of the Company's Common Shares on a two-for-one basis (a "stock split"). The stock split was effective for registered Common Shareholders at the close of business on May 15, 2002. All references to Common Shares and per share amounts in this item have been restated to reflect the stock split on a retroactive basis.

FACTORS AFFECTING THE COMPARABILITY OF THE ABOVE DATA

During 2003, the Company acquired the shares and businesses of APAI Architecture Inc., Mandalian Enterprises Limited and of Ecological Services Group Inc. for consideration consisting of cash and promissory notes and the net assets and businesses of Optimum Energy Management Incorporated and Inner Dimension Design Associates Inc. for cash consideration. The Company also paid additional contingent consideration in connection with the Cosburn Patterson Mather Limited
(2002) acquisition and adjusted the purchase price on the Pentacore Group of Companies (2001), English Harper Reta Architects (2002), Site Consultants, Inc.
(2002), Beak International Incorporated (2002), and Geo Viro Engineering Ltd.
(2002), McCartan Consulting Ltd. (2002), and the RPA Group (2002) acquisitions pursuant to price adjustment clauses included in the purchase agreements relating to these acquisitions. The total net assets acquired in the above noted transactions were $7,675,000. Consideration included notes payable to the vendors of $3,375,000 and cash consideration of $4,300,000. In addition, long-term debt of $646,000 and bank indebtedness of $1,746,000 was assumed as part of the transactions.

During 2003, the Company determined, with the assistance of an independent valuator that intangible assets acquired in post June 30, 2001 acquisitions had not been properly identified and valued in the purchase allocation. As a result, a portion of goodwill for these acquisitions has been allocated to identifiable intangible assets (contract backlog, client relationships, technology and non-compete agreements). The adjustment has been made retroactively. Further details on the restatement are available in note 2 to the 2003 annual consolidated financial statements.

In 2003, Teshmont Consultants Inc. disposed of a portion of its business. The resulting gain, net of tax, accounts for $430,000 of the income from associated companies. The Company's investment in Teshmont Consultants Inc. is accounted for using the equity method of accounting.

Effective December 31, 2003, the Company has an agreement in principle to sell its 50% interest in the Lockerbie Stanley Joint Venture for proceeds equal to the net book value of the Joint Venture at December 31, 2003.

During 2003, the Company repaid long term debt, including promissory notes related to acquisitions, of $20,592,000.

In 2003, the Company repurchased 74,700 common shares at an average price of $18.63 per share for an aggregate price of $1,392,000.

In 2002 the Company acquired the shares and businesses of McCartan Consulting Ltd., Webster & Simmonds Surveying Ltd., Cosburn Patterson Mather Limited, GKO Engineering, M.R.S.F.M. Holdings Ltd. operating as, Graeme & Murray Consultants Ltd., GeoViro Engineering Ltd., Site Consultants, Inc., English Harper Reta Architects, The RPA Group and Beak International Incorporated. The total net assets acquired in these transactions were $38,804,000. Consideration included notes payable to the vendors of $17,356,000, 261,680 Common Shares valued at $3,712,000 and long-term debt of $8,104,000 assumed as part of the transactions.

In 2002, the Company divested of its investment in Stantec Experts-conseils Ltee and Linnet Geomatics International Inc. for proceeds of $2,536,000.

During 2002 the Company borrowed $30,297,000 on its acquisition term loan.

During 2002 the Company repaid promissory notes related to acquisitions in the amount of $5,682,000. Other debt repayments including long-term debt assumed on acquisitions totaled $12,937,000.

On May 15, 2002, the Common Shares of the Company were split on a two-for-one basis. All references to share capital have been restated to reflect the split.

In 2002, the Company repurchased 54,600 Common Shares for an aggregate price of $880,000, and issued 29,300 Common Shares on the exercised Share Options for net proceeds of $148,000. The Company also issued additional shares during 2002 for net proceeds of $22,505,000, including a public offering of 1,200,000 Common Shares, the issuance of 102,040 Common Shares as partial consideration for the acquisition of Cosburn Patterson Mather Limited, the issuance of 59,640 Common Shares as partial consideration for the acquisition of GKO Design Consultants Inc. and the issuance of 100,000 Common Shares as partial consideration for the acquisition of The RPA Group Limited. The total number of Common Shares outstanding at December 31, 2002 was 18,282,720.

In 2001 the Company acquired the shares and businesses of Tipton & Kalmbach, Inc., The Spink Corporation, the ellard croft design group, and The Pentacore Family Group of Companies and the net assets of Associated Consulting Engineers, Ltd. and Taggart Engineering Associates. The total net assets acquired in these transactions was $12,193,000. Consideration includes notes payable to the vendors of $7,466,000 and long-term debt of $6,165,000 was assumed as part of the transactions.

During 2001 the Company repaid promissory notes related to acquisitions in the amount of $7,642,000. Other debt repayments including long-term debt assumed on acquisitions totaled $6,895,000.

In 2001, the Company re-financed the Winnipeg and Windsor office buildings with mortgages totaling $1,950,000.

In 2001, the Company repurchased 233,600 Common Shares for an aggregate price of $2,293,000, and issued 411,600 Common Shares on the exercised Share Options for net proceeds of $2,140,000.

DIVIDEND POLICY

The Company currently has no plans to pay dividends on its Common Shares but intends to reinvest its net income to continue its corporate strategy of growth through acquisitions. The payment of dividends on Common Shares in the future will depend on the need of the Company to finance growth, the financial condition of the Company, and other factors which the Board of Directors may consider appropriate in the circumstances.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to, and there is incorporated herein, pages 20 to 48 of the 2003 Annual Report of the Company.

RISK FACTORS

The risk factors applicable to the Company are discussed in detail in the Management's Discussion and Analysis referred to in the previous paragraph.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of preferred shares, issuable in series (the "Preferred Shares"), and an unlimited number of Common Shares of which, on December 31, 2003, no Preferred Shares and 18,327,284 Common Shares have been issued and are outstanding. The material rights, privileges, restrictions and conditions attached to the Preferred Shares and the Common Shares are summarized below.

PREFERRED SHARES

The Preferred Shares may be issued in one or more series, each series to consist of such number of shares and to have such rights, privileges, restrictions and conditions as may, before the issue thereof, be determined by the board of directors of the Company. The holders of the Preferred Shares as a class are not entitled to receive notice of or to attend any meeting of the shareholders of the Company and are not entitled to vote at any such meeting, except to approve amendments to the terms of the Preferred Shares as a class or as required by law. Each series of Preferred Shares will rank pari passu with each other series of Preferred Shares with respect to the entitlement to dividends or distribution of assets in the event of the liquidation, dissolution or winding-up of the Company. The Preferred Shares as a class rank senior to the Common Shares with respect to entitlement to dividends and distribution of assets in the event of the liquidation, dissolution or winding-up of the Company.

COMMON SHARES

The holders of Common Shares are entitled to receive, as and when declared by the board of directors of the Company, dividends in such amount and in such form as the board of directors of the Company may from time to time determine. The holders of the Common Shares are entitled to receive notice of and to attend all meetings of shareholders of the Company and have one vote for each Common Share held at all such meetings, except for meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series. The Common Shares rank junior to the Preferred Shares with respect to entitlement to dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Company.

MARKET FOR SECURITIES

The Company's Common Shares are listed for trading on the Toronto Stock Exchange under the symbol "STN." The trading information for the period from January 1, 2003 to December 31, 2003 is set out below:

  MONTH         HIGH         LOW        VOLUME*
---------      ------      ------      ---------
January        $18.24      $16.10        370,800
February       $17.95      $16.05        124,700
March          $17.70      $14.50        347,100
April          $17.55      $15.50        176,100
May            $20.15      $17.30        412,200
June           $18.75      $17.40        252,100
July           $19.50      $17.55        336,500
August         $21.48      $18.75        294,800
September      $21.30      $19.40      1,066,600
October        $21.50      $19.11        540,400
November       $20.97      $20.00        641,800
December       $23.48      $20.20        599,700
               ------      ------      ---------
                                       5,162,800

* Volume numbers are rounded to the nearest hundred

DIRECTORS AND OFFICERS

The following tables list the directors and officers of Stantec, their municipality of residence, as well as their principal occupation within the five preceding years:

                            DIRECTORS OF STANTEC INC.

        NAME AND
MUNICIPALITY OF RESIDENCE             PRINCIPAL OCCUPATION         DIRECTOR SINCE
----------------------------  -----------------------------------  --------------
NEILSON A. "DUTCH" BERTHOLF,  Corporate Director                        1998
JR.(2)
Phoenix AZ

ROBERT J. BRADSHAW(2)         Chairman, Contor Industries Limited       1993
Toronto ON                    (management company)

E. JOHN (JACK) FINN(1)        Corporate Director                        1995
Madison CT

ROBERT E. FLYNN(2)            Corporate Director                        1995
Winnetka IL

ANTHONY P. FRANCESCHINI       President & CEO of the Company            1994
Edmonton AB

WILLIAM D. GRACE (1),(2)      Corporate Director                        1994
Edmonton AB

STEPHEN D. LISTER(1)          Managing Partner, Imperial Capital        1993
Toronto ON                    Corporation (merchant bank)

RONALD TRIFFO                 Chairman of the Board of the              1985
Edmonton AB                   Company

----------------

1     member of Audit Committee

2     member of Corporate Governance and Compensation Committee

All directors are re-elected annually. Each of the directors of the Company has been engaged for more than five years in his present principal occupation or in other capacities with the company or organization (or a predecessor thereof) in which he currently holds his principal occupation.

                            OFFICERS OF STANTEC INC.

NAME AND MUNICIPALITY OF RESIDENCE           PRINCIPAL OCCUPATION
RONALD TRIFFO
Edmonton AB                               Chairman of the Board

ANTHONY P. FRANCESCHINI
Edmonton AB                               President & CEO

DONALD W. WILSON
St. Albert AB                             Vice President & CFO

JEFFREY S. LLOYD
Edmonton AB                               Vice President & Secretary

All of the above officers have held their present position or other positions within Stantec for the past five years.

As at March 30, 2004, as a group the directors and officers of Stantec held, either directly or indirectly, or exercised control over 843,590 (4.57%) of the voting shares (Common Shares) of the Company.

LEGAL PROCEEDINGS

Stantec is named as one of 12 defendants in an action issued on June 19, 2003 by Celanese Canada Inc. and Celanese Ltd. in the Ontario Superior Court of Justice. The following parties are named as defendants: Murray Demolition Corp.; Canadian Bearings Ltd.; Farrokh Khalili; Abra Projects Ltd.; Gerry Hamaliuk; Usher Canada, Limited; Caltech Design Inc.; Aphex Imaging Inc.; Hossein Banijamali; Canadian Petroleum Processing & Equipment Inc.; Stantec Consulting Ltd.; and Zayanderhood Petrochemical Company.

Stantec was retained by one of the other Defendants (Caltech Design Inc. - based in Calgary) to provide detailed design engineering and project management services without construction phase services in relation to decommissioning of Celanese's Edmonton Vinyl Acetate Monomer Plant. Stantec has been named in Celanese's $110 million suit for alleged breach of proprietary information/technology and alleged breach of confidentiality agreements. Celanese claims that some or all of the Defendants misappropriated, without permission, Celanese's property and proprietary information. Stantec's role was as a subconsultant to Caltech providing professional consulting services only. Stantec denies any wrongdoing. Stantec has agreed to an interim settlement with Celanese providing for disclosure of all materials in Stantec's possession relating to the project in question. It is Stantec's view that Celanese ought to discontinue this action as against Stantec.

In addition to the claim noted above, Stantec does have other claims and suits pending. These are a normal part of the engineering and architectural industry. All have been reported to the Company's insurers who are in the process of adjusting them. None are expected to have a material effect on the financial position of the Company.

TRANSFER AGENT

CIBC Mellon Trust Company is the transfer agent for the Company.

ADDITIONAL INFORMATION

Upon request being made by any person to the secretary of the Company, the Company shall provide to that person the following:

      a) When the securities of the Company are in the course of a distribution pursuant to which a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

            i) One copy of this Annual Information Form, together with one copy of any document or the pertinent pages of such documents incorporated by reference therein;

            ii) One copy of the Company's comparative financial statements for the most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditor, and one copy of any interim financial statements of the Company that have been filed, if any, for any period subsequent to the financial statements for the most recently completed financial year;

            iii) One copy of the Management Proxy Circular of the Company in respect of the most recent annual meeting of shareholders which involved the election of directors; and

            iv) One copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus that are not required to be provided under (i) to (iii) above; or

      b)    At any other time, one copy of any other documents referred to in
            (a)(i), (ii), and (iii) above. The Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's Information Circular for the most recent Annual Meeting of Shareholders which involved the election of directors. Information with respect to Stantec's public securities filings are available on the SEDAR website at www.sedar.com. Additional financial information is provided in the Company's comparative financial statements for the most recently completed financial year. A copy of these documents may be obtained upon request from the Secretary of the Company at the following address:

STANTEC INC.
Attention: Jeffrey S. Lloyd

200 - 10160 - 112 Street
Edmonton AB T5K 2L6

Phone No.: (780)917-7016
Fax No.: (780)917-7330

Edmonton, Alberta
March 30, 2004

                                                                JEFFREY S. LLOYD
                                                                       Secretary